Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) June 30, 2021

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Six months
Periods ended June 30 (US$ millions except earnings per share)	Note	2021	2020	2021	2020
REVENUE	3	$533	$391	$1,038	$713

OPERATING EXPENSES
Salaries and benefits		299	233	581	439
Goods and services purchased		103	74	197	122
Share-based compensation	4	19	10	45	12
Acquisition, integration and other	5	7	7	12	26
Depreciation	11	29	26	56	47
Amortization of intangible assets	12	36	24	72	37
		493	374	963	683

OPERATING INCOME		40	17	75	30

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions		—	(51)	—	(74)
Interest expense	6	12	12	26	25
Foreign exchange (gain) loss		(1)	3	2	3
INCOME BEFORE INCOME TAXES		29	53	47	76
Income tax expense	7	13	10	28	22
NET INCOME		16	43	19	54

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		(2)	(9)	19	(13)
Exchange differences arising from translation of foreign operations		(9)	21	(42)	9
		(11)	12	(23)	(4)

COMPREHENSIVE INCOME (LOSS)		$5	$55	$(4)	$50

EARNINGS PER SHARE	1(a),8
Basic		$0.06	$0.19	$0.07	$0.25
Diluted		$0.06	$0.19	$0.07	$0.25

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	8	266	226	261	218
Diluted	8	268	228	264	219
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (US$ millions)	Note	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$119	$153
Accounts receivable	9	374	303
Due from affiliated companies	17(a)	48	49
Income and other taxes receivable	7	13	18
Prepaid expenses		39	23
Current derivative assets	10	1	2
		594	548
Non-current assets
Property, plant and equipment, net	11	374	362
Intangible assets, net	12	1,206	1,294
Goodwill	12	1,464	1,487
Deferred income taxes		21	7
Other long-term assets		29	34
		3,094	3,184
Total assets		$3,688	$3,732

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	18(b)	$356	$254
Due to affiliated companies	17(a)	52	31
Income and other taxes payable		77	101
Advance billings and customer deposits		3	8
Current portion of provisions	13	4	17
Current maturities of long-term debt	14	95	92
Current portion of derivative liabilities	10	4	1
		591	504
Non-current liabilities
Provisions	13	17	20
Long-term debt	14	1,081	1,674
Derivative liabilities	10	36	57
Deferred income taxes		342	353
Other long-term liabilities		4	13
		1,480	2,117
Total liabilities		2,071	2,621

Owners’ equity	15	1,617	1,111
Total liabilities and owners’ equity		$3,688	$3,732

Contingent liabilities	16
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2020	1(a)	190	$284	$—	$(54)	$15	$245
Net income		—	—	—	54	—	54
Other comprehensive loss		—	—	—	—	(4)	(4)
Excess of fair value of consideration paid over the carrying values of business acquired		—	—	—	(16)	—	(16)
Class A shares issued	1(a)	20	199	—	—	—	199
Class B shares issued	1(a)	8	68	—	—	—	68
Class C shares issued	1(a)	3	51	—	—	—	51
Class E shares issued	1(a)	7	90	—	—	—	90
Balance as at June 30, 2020	1(a)	228	692	—	(16)	11	687

Balance as at January 1, 2021		245	$989	$—	$33	$89	$1,111
Net income		—	—	—	19	—	19
Other comprehensive loss		—	—	—	—	(23)	(23)
Class A to E shares exchanged or redesignated	15	(245)	(994)	—	—	—	(994)
Multiple Voting Shares redesignated from Class A to D shares	15	236	884	—	—	—	884
Subordinate Voting Shares redesignated from Class C to E shares	15	9	110	—	—	—	110
Multiple Voting Shares converted to Subordinate Voting Shares	15	(22)	(81)	—	—	—	(81)
Subordinate Voting Shares converted from Multiple Voting Shares	15	22	81	—	—	—	81
Subordinate Voting Shares issued in public offering	15	21	525	—	—	—	525
Share issuance costs, net of taxes	15	—	(24)	—	—	—	(24)
Share-based compensation	4	—	—	9	—	—	9
Balance as at June 30, 2021		266	$1,490	$9	$52	$66	$1,617
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Six months
Periods ended June 30 (US$ millions)	Note	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income		$16	$43	$19	$54
Adjustments:
Depreciation and amortization	11,12	65	50	128	84
Interest expense	6	12	12	26	25
Income tax expense	7	13	10	28	22
Share-based compensation	4	19	10	45	12
Changes in business combination-related provisions		—	(51)	—	(74)
Change in market value of derivatives and other adjustments		(34)	6	(5)	6
Net change in non-cash operating working capital	18(c)	35	(13)	(18)	11
Share-based compensation payments	4	—	—	(17)	—
Interest paid		(7)	(8)	(16)	(16)
Income taxes paid, net		(23)	(9)	(58)	(40)
Cash provided by operating activities		96	50	132	84
INVESTING ACTIVITIES
Cash payments for capital assets		(24)	(17)	(38)	(18)
Cash payments for acquisitions, net		—	—	—	(805)
Payment to acquire non-controlling interest in subsidiary		—	(50)	—	(50)
Cash used in investing activities		(24)	(67)	(38)	(873)
FINANCING ACTIVITIES
Shares issued	15	—	75	525	359
Share issuance costs	15	—	—	(32)	—
Repayment of long-term debt	18(d)	(72)	(70)	(619)	(659)
Long-term debt issued		—	—	—	1,145
Cash (used in) provided by financing activities		(72)	5	(126)	845
Effect of exchange rate changes on cash and cash equivalents		2	(1)	(2)	(1)
CASH POSITION
Increase (decrease) in cash and cash equivalents		2	(13)	(34)	55
Cash and cash equivalents, beginning of period		117	148	153	80
Cash and cash equivalents, end of period		$119	$135	$119	$135
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2020, other than as described in the section “Change in presentation” below. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
In connection with our initial public offering (IPO) on February 3, 2021 and related 4.5-for-one share subdivision, we have retrospectively adjusted all per share and number of share amounts presented in these condensed interim consolidated financial statements (see Note 15).

These condensed interim consolidated financial statements for the three- and six-month periods ended June 30, 2021, were authorized by our Board of Directors for issue on July 30, 2021.
(b)    Change in presentation
In our condensed interim consolidated statements of income and other comprehensive income, we have reclassified share-based compensation expense previously included in employee benefits to share-based compensation. In addition, we have reclassified certain costs previously included in goods and services purchased to acquisition, integration and other, which are costs that primarily relate to costs incurred in connection with business acquisitions. We believe this presentation provides a more useful presentation of our profit and loss. All amounts presented for comparative periods have been reclassified to conform with current period presentation.
(c)    Accounting policy development
i)Initial application of standards, interpretations and amendments to standards and interpretations
In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.
ii)Standards, interpretations and amendments to standards and interpretations issued but not yet effective
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. We are currently assessing the impacts of the amended standard.

2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 14).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
On February 3, 2021, we completed an initial public offering (IPO) and issued 20,997,375 subordinate voting shares at $25.00 per share. Net cash proceeds were used to repay a portion of outstanding borrowings under our credit agreement (see Notes 14 and 15).
3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation by industry vertical for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Tech and Games	$244	$153	$468	$272
Communications and Media	132	119	261	230
eCommerce and FinTech	61	41	116	77
Travel and Hospitality	13	11	27	25
Healthcare	11	7	23	16
Other	72	60	143	93
	$533	$391	$1,038	$713
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our recently acquired TELUS International AI Data Solutions (TIAI), formerly referred to as Lionbridge AI, has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centers. The following table presents our earned revenue disaggregation by geographic region, based on location of our delivery center or where service was provided, for the following periods:

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Europe	$227	$162	$437	$282
North America	123	91	238	156
Asia-Pacific	106	75	210	158
Central America	77	63	153	117
	$533	$391	$1,038	$713

4. Share-based compensation
(a)    Restricted share unit plan
Restricted share units
We have various restricted share units, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share, and liability-accounted restricted share units are settled in cash. Restricted share units granted prior to December 31, 2020 were Phantom RSUs or Phantom PSUs and therefore liability-accounted, whereas restricted share units granted in the current fiscal year were RSUs and PSUs and therefore equity-accounted. The following table presents a summary of the activity related to our restricted share units:

	Three months			Six months
	Number of units		Weighted average grant-date	Number of units		Weighted average grant-date
Period ended June 30, 2021	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period	2,039,588	—	$13.55	1,383,642	—	$7.94
Granted	657,525	—	29.17	1,327,817	—	27.06
Vested	(365,150)	365,150	6.18	(365,150)	365,150	6.18
Forfeited	(9,766)	—	8.47	(24,112)	—	7.37
Outstanding, end of period	2,322,197	365,150	$17.39	2,322,197	365,150	$17.39
Exercisable, end of period	—	365,150	$6.18	—	365,150	$6.18
During the three- and six-month periods ended June 30, 2021, we granted 465,461 RSUs and 1,135,753 RSUs, respectively, which vest in four equal annual instalments and will be equity-settled. During both the three- and six-month periods ended June 30, 2021, we granted 192,064 PSUs, which vest in three years and are subject to TELUS International revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS International, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS International on the date of grant.
As at June 30, 2021, the outstanding restricted share units were comprised of 1,135,753 RSUs, 192,064 PSUs, 720,747 Phantom RSUs, and 638,783 Phantom PSUs. As at June 30, 2021, the carrying amount for the liability-accounted awards was $43 million (December 31, 2020 - $25 million).
Phantom TELUS Corporation restricted share units (Phantom TELUS Corporation RSU)
Each Phantom TELUS Corporation RSU is nominally equal in value to the market price of one TELUS Corporation common share. The Phantom TELUS Corporation RSUs are historic grants made to certain employees, and no new grants are expected to be made. The following table presents a summary of the activity related to Phantom TELUS Corporation RSUs:

	Three months			Six months
Period ended June 30, 2021	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Canadian $ denominated	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	143,328	—	$24.11	156,749	—	$24.17
Vested	(60,397)	60,397	22.48	(60,397)	60,397	22.48
Dividends	1,656	—	27.80	3,285	—	26.50
Forfeited	(2,256)	—	22.48	(17,306)	—	24.52
Outstanding, end of period	82,331	60,397	$24.18	82,331	60,397	$24.18
Exercisable, end of period	—	60,397	$22.48	—	60,397	$22.48

(b)    Share option award plan
We have equity-settled share option awards (Share Options), and cash-settled share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price.
Share Options and Phantom Share Options were precluded from being exercised prior to the completion of our IPO or other liquidity event. In connection with our IPO, certain vested Phantom Share Options became exercisable and were exercised in the first quarter of 2021.
The following tables present the three- and six-month periods ended activity related to our share option awards:

	U.S.$ denominated			Canadian $ denominated
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Three month period ended June 30, 2021	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	1,234,582	2,858,387	$9.59	—	—	$—
Outstanding, end of period	1,234,582	2,858,387	$9.59	—	—	$—
Exercisable, end of period	—	2,858,387	$6.95	—	—	$—

	U.S.$ denominated			Canadian $ denominated
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Six month period ended June 30, 2021	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	654,633	3,267,423	$6.94	—	242,244	$4.75
Granted[1]	579,949	—	25.00	—	—	—
Exercised for cash[2]	—	(409,036)	6.06	—	(242,244)	4.75
Outstanding, end of period[3]	1,234,582	2,858,387	$9.59	—	—	$—
Exercisable, end of period	—	2,858,387	$6.95	—	—	$—
1.Options granted vest in four equal annual instalments and expire in ten years.
2.Options exercised in the period were cash-settled for $17 million, reflecting the intrinsic value at the date of settlement and a weighted average share price on the date of exercise of $31.17.
3.The exercise price for options outstanding ranged from $4.87 to $8.95 for 3,513,020 options with a weighted-average remaining contractual life of 6.3 years, and $25.00 for 579,949 options with a weighted-average remaining contractual life of 9.6 years.
The weighted average fair value of Share Options granted during the six-month period ended June 30, 2021, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Period ended June 30, 2021	Six months
Share option award fair value (per share option)	5.34
Risk free interest rate	0.73%
Expected lives (years)	6.5
Expected volatility	19.30%
Dividend yield	—

5. Acquisition, integration and other
We incur charges that relate to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year.
We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in nature or their significance, such as incremental costs incurred in connection with the COVID-19 pandemic, adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Acquisition and integration costs	$4	$—	$6	$19
Other	3	7	6	7
	$7	$7	$12	$26
6. Interest expense

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Interest expense
Interest on long-term debt, excluding lease liabilities	$5	$7	$14	$15
Interest on lease liabilities	3	4	7	7
Interest on short-term borrowings, amortization of financing fees and other	4	1	5	1
Interest on provisions	—	—	—	2
	$12	$12	$26	$25
7. Income taxes

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Current income tax expense
For current reporting period	$19	$15	$40	$26
Adjustments recognized in the current period for income tax of prior periods	—	(7)	—	(9)
	19	8	40	17
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(6)	3	(12)	4
Adjustments recognized in the current period for income tax of prior periods	—	(1)	—	1
	(6)	2	(12)	5
	$13	$10	$28	$22

Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Six months
Periods ended June 30 (millions except percentages)	2021		2020		2021		2020
Income taxes computed at applicable statutory rates	$7	24.9%	$12	24.4%	$11	23.6%	$19	25.4%
Non-deductible items	2		1		8		3
Withholding and other taxes	4		2		8		4
Losses not recognized	1		2		3		4
Foreign tax differential	(1)		1		(1)		1
Adjustments recognized in the current period for income tax of prior periods	—		(8)		—		(8)
Other	—		—		(1)		(1)
Income tax expense	$13	44.8%	$10	18.9%	$28	59.6%	$22	28.9%
8. Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2021	2020	2021	2020
Net income for the period	$16	$43	$19	$54
Weighted average number of equity shares outstanding	266	226	261	218
Basic earnings per share	$0.06	$0.19	$0.07	$0.25
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, such as share option awards and share-settled restricted share units. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2021	2020	2021	2020
Net income for the period	$16	$43	$19	$54
Weighted average number of equity shares outstanding	266	226	261	218
Dilutive effect of share-based compensation	2	2	3	1
Weighted average number of diluted equity shares outstanding	268	228	264	219
Diluted earnings per share	$0.06	$0.19	$0.07	$0.25
During the three- and six-month periods ended June 30, 2021, nil and 363,345 Share Options, respectively (2020 - nil and nil, respectively), were excluded from the calculation of diluted earnings per share as they were antidilutive.

9. Accounts receivable
(a)Accounts receivable

As at (millions)	June 30, 2021	December 31, 2020
Accounts receivable – billed	$175	$163
Accounts receivable – unbilled	177	125
Other receivables	25	20
	377	308
Allowance for doubtful accounts	(3)	(5)
Total	$374	$303
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	June 30, 2021	December 31, 2020
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$136	$121
30-60 days past billing date	26	28
61-90 days past billing date	5	7
More than 90 days past billing date	5	2
	172	158
Accounts receivable – unbilled	177	125
Other receivables	25	20
Total	$374	$303
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.
The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Balance, beginning of period	$5	$1	$5	$2
Additions	—	7	—	7
Write-off or recovery	(2)	—	(2)	(1)
Balance, end of period	$3	$8	$3	$8

10. Financial instruments
General
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		June 30, 2021				December 31, 2020
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risk arising from Philippine peso denominated purchases	HFT[2]	—	$—	$—	USD:1.00 PHP:48.83	2021	$68	$2	USD:1.00 PHP:48.23
Foreign exchange arising from net investment in foreign operation	HFH[3]	2025	$21	$1	USD:1.00 EUR:0.85	—	$—	$—	—

Current liabilities[1]
Derivatives used to manage
Foreign exchange arising from net investment in foreign operation	HFH[3]	—	$—	$—	USD:1.00 EUR:0.85	2025	$2	$1	USD:1.00 EUR:0.85

Currency risk arising from Philippine peso denominated purchases	HFT[2]	2022	$96	$1	USD:1.00 PHP:48.69	—	$—	$—	—

Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2022	$6	$3	2.64%	—	$—	$—	—

Non-current liabilities[1]
Derivatives used to manage
Foreign exchange arising from net investment in foreign operation	HFH[3]	2025	$373	$35	USD:1.00 EUR:0.85	2025	$403	$52	USD:1.00 EUR:0.85
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2022	$92	$1	2.64%	2022	$101	$5	2.64%
1Notional amounts of derivative financial assets and liabilities are not set off.
2Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

11. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Computer hardware and network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2021	$46	$95	$207	$15	$363	$264	$627
Additions	1	6	15	19	41	23	64
Dispositions, retirements and other	—	(1)	(1)	4	2	(1)	1
Transfers	2	3	4	(9)	—	—	—
Foreign exchange	—	(2)	—	1	(1)	(3)	(4)
As at June 30, 2021	$49	$101	$225	$30	$405	$283	$688
Accumulated depreciation
As at January 1, 2021	$23	$32	$126	$—	$181	$84	$265
Depreciation	4	7	18	—	29	27	56
Dispositions, retirements and other	—	(1)	(1)	—	(2)	(1)	(3)
Foreign exchange	—	—	(2)	—	(2)	(2)	(4)
As at June 30, 2021	$27	$38	$141	$—	$206	$108	$314
Net book value
As at December 31, 2020	$23	$63	$81	$15	$182	$180	$362
As at June 30, 2021	$22	$63	$84	$30	$199	$175	$374
12. Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2021	$1,223	$120	$57	$39	$1,439	$1,487	$2,926
Additions	—	—	2	—	2	—	2
Foreign exchange	(20)	—	(2)	(1)	(23)	(23)	(46)
As at June 30, 2021	$1,203	$120	$57	$38	$1,418	$1,464	$2,882
Accumulated amortization
As at January 1, 2021	$103	$—	$32	$10	$145	$—	$145
Amortization	54	8	5	5	72	—	72
Foreign exchange	(3)	(1)	(1)	—	(5)	—	(5)
As at June 30, 2021	$154	$7	$36	$15	$212	$—	$212
Net book value
As at December 31, 2020	$1,120	$120	$25	$29	$1,294	$1,487	$2,781
As at June 30, 2021	$1,049	$113	$21	$23	$1,206	$1,464	$2,670
Our goodwill balance as at December 31, 2020 was reduced by $13 million related to a change in the purchase price allocation for our TIAI acquisition, with a corresponding adjustment to deferred tax liability.

13. Provisions

(millions)	Employee related	Other	Total
As at January 1, 2021	$20	$17	$37
Additions	5	3	8
Use	(8)	(16)	(24)
As at June 30, 2021	$17	$4	$21
Current	—	4	4
Non-current	17	—	17
As at June 30, 2021	$17	$4	$21
14. Long-term debt

As at (millions)	June 30, 2021	December 31, 2020
Credit facility	$983	$1,568
Deferred debt transaction costs	(10)	(11)
	973	1,557
Lease liabilities	203	209
Long-term debt	$1,176	$1,766
Current	$95	$92
Non-current	1,081	1,674
Long-term debt	$1,176	$1,766
(a)    Credit facility
As at June 30, 2021, we had a credit facility secured by our assets with a syndicate of financial institutions, expiring on January 28, 2025. The credit facility is comprised of $850 million revolving components, and amortizing $829 million term loan components (comprised of a $585 million and $244 million outstanding balances). The outstanding revolving and term loan components had a weighted average interest rate of 2.67% (December 31, 2020 – 2.90%).

	June 30, 2021			December 31, 2020
As at (millions)	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$696	N/A	$696	$132	N/A	$132
Outstanding
Due to TELUS Corporation	$19	$73	$92	$65	$75	$140
Due to Other	135	756	891	653	775	1,428
	$154	$829	$983	$718	$850	$1,568
Total	$850	$829	$1,679	$850	$850	$1,700
1     We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on $98 million of the debt to a fixed rate of 2.64% plus applicable margins.
The credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net debt to EBITDA ratio must not exceed: 5.25:1.00 for each quarter in fiscal 2021; 4.50:1.00 for each quarter in fiscal 2022; and 3.75:1.00 subsequently. The EBITDA to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio per credit agreement may be increased to 4.50:1.00 and shall return to 3.75:1.00 after eight fiscal quarters.

The term loan components of our credit facility are subject to an amortization schedule which requires that 1.25% of the principal advanced be repaid each quarter of the term of the agreement, with the remaining balances due at maturity. The $585 million term loan matures on January 28, 2025 and the $244 million term loan matures on December 22, 2022.
As at June 30, 2021, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility.
(b)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2021, are as follows:

Composite long-term debt denominated in	U.S dollars		European euros	Other currencies
For each fiscal year ending December 31(millions)	Long-term debt, excluding leases	Leases	Leases	Leases	Total
2021 (remainder of year)	$21	$9	$7	$11	$48
2022	268	17	11	17	313
2023	30	16	8	16	70
2024	30	7	6	13	56
2025	634	6	4	7	651
Thereafter	—	9	24	15	48
Future cash outflows in respect of composite long-term debt principal repayments	983	64	60	79	1,186
Future cash outflows in respect of associated interest and like carrying costs[1]	60	13	12	17	102
Undiscounted contractual maturities	$1,043	$77	$72	$96	$1,288
_________________________
1    Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at June 30, 2021.
15. Share capital
In connection with our IPO on February 3, 2021, TELUS Corporation, our controlling shareholder, exchanged its outstanding Class A, Class C and Class D shares for Class B shares. Each other holder of Class C and Class D shares exchanged their shares for Class E shares. Our Class B shares, which were then only held by TELUS Corporation and Baring Private Equity Asia, a non-controlling shareholder, were redesignated as multiple voting shares and our Class E shares were redesignated as subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except subordinate voting shares have one vote per share and multiple voting shares have 10 votes per share. Concurrent with the redesignations, we eliminated all of our previously outstanding series of Class A, Class C and Class D shares and our authorized Class A and Class B preferred shares. Subsequent to the IPO, our equity shares were comprised only of subordinate voting shares and multiple voting shares.
Subsequent to the share redesignations, we also effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares. In all instances, unless otherwise indicated, the number of equity shares authorized, the number of equity shares outstanding, the number of equity shares reserved, per share amounts and share-based compensation information in our condensed interim consolidated financial statements and accompanying notes have been restated to reflect the impact of the 4.5-for-1 split.
In connection with our IPO, we issued 20,997,375 subordinate voting shares at $25.00 per share, for gross proceeds of $525 million and net proceeds of $501 million (net of share issuance costs of $32 million, which include underwriting fees and offering expenses, offset by deferred taxes of $8 million).

TELUS Corporation and Baring Private Equity Asia also sold 21,552,625 subordinated voting shares in the IPO at the same price, which were issued following the conversion by them of an aggregate 21,552,625 multiple voting shares.
Our authorized and issued share capital as at June 30, 2021 is as follows:

	Authorized		Issued
As at (millions)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Preferred Shares
Convertible Redeemable Preferred A Shares	n/a	unlimited	n/a	—
Convertible Redeemable Preferred B Shares	n/a	unlimited	n/a	—
Equity Shares
Class A	n/a	unlimited	n/a	149
Class B, redesignated as Multiple Voting Shares	unlimited	unlimited	214	82
Class C	n/a	unlimited	n/a	4
Class D	n/a	unlimited	n/a	3
Class E, redesignated as Subordinate Voting Shares	unlimited	unlimited	52	7
As at June 30, 2021, there were 19 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
16. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at June 30, 2021, we had no liability recorded in respect of indemnification obligations (December 31, 2020 - $nil).
(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.

17. Related party transactions
(a)Transactions with TELUS Corporation
General
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us.
We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2021			2020
Three months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$86	$86	$—	$75	$75
Goods and services purchased from		(6)	(6)		(9)	(9)
	—	80	80	—	66	66
Receipts from related parties	—	(86)	(86)	—	(73)	(73)
Payments to related parties	13	—	13	—	—	—
Payments (made) collected by related parties on our behalf	(29)	9	(20)	(4)	4	—
Foreign currency adjustments	—	(1)	(1)	—	(2)	(2)
Change in balance	(16)	2	(14)	(4)	(5)	(9)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	8	2	10	4	(5)	(1)
Balance, end of period	$(8)	$4	$(4)	$—	$(10)	$(10)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$(8)	$56	$48	$—	$23	$23
Due to affiliated companies	—	(52)	(52)	—	(33)	(33)
	$(8)	4	(4)	$—	$(10)	$(10)

	2021			2020
Six months ended June 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$168	$168	$—	$147	$147
Goods and services purchased from	—	(16)	(16)	—	(10)	(10)
	—	152	152	—	137	137
Receipts from related parties	—	(168)	(168)	—	(131)	(131)
Payments to related parties	17	—	17	—	—	—
Payments (made) collected by related parties on our behalf	(52)	30	(22)	(3)	(16)	(19)
Foreign currency adjustments	—	(1)	(1)	—	—	—
Change in balance	(35)	13	(22)	(3)	(10)	(13)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	27	(9)	18	3	—	3
Balance, end of period	$(8)	$4	$(4)	$—	$(10)	$(10)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$(8)	$56	$48	$—	$23	$23
Due to affiliated companies	—	(52)	(52)	—	(33)	(33)
	$(8)	4	(4)	$—	$(10)	$(10)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.
In January 2021, we renewed our master service agreement with TELUS Corporation, which provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms.
(b)Transactions with Baring Private Equity Asia
General
Baring Private Equity Asia exercises significant influence over TELUS International.
Recurring transactions
As at, and during the three- and six-month periods ended June 30, 2021, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia (December 31, 2020 – $nil).
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Senior Leadership Team.
During the three months ended June 30, 2021, share-based compensation expense of $11 million was attributable to our key management personnel. We granted 410,164 RSUs to our key management personnel, with a grant-date fair value of $12 million.
During the six months ended June 30, 2021, share-based compensation expense of $26 million was attributable to our key management personnel. We granted 1,051,456 RSUs and 579,949 Share Options to our key management personnel, with a grant-date fair value of $28 million and $3 million, respectively.

18. Additional financial information
(a)Statements of income and other comprehensive income
During the three- and six-month periods ended June 30, 2021, we had three clients which exceeded 10% of our revenue. Our largest client, a leading social media company, generated 16.9% and 16.3% of our revenue, respectively (2020 - 16.4% and 14.6%, respectively); TELUS Corporation, our second largest client and controlling shareholder, generated 16.2% and 16.2% of our revenue, respectively (2020 - 19.2% and 20.7%, respectively); Google, our third largest client, generated 11.0% and 11.4% of our revenue, respectively (2020 - 8.0% and 8.8%, respectively).
(b)Statements of financial position

As at (millions)	June 30, 2021	December 31, 2020
Other long-term assets
Prepaid lease deposits and other	$22	$24
Other	7	10
	$29	$34
Accounts payable and accrued liabilities
Trade accounts payable	$65	$25
Accrued liabilities	73	64
Payroll and other employee-related liabilities	118	103
Share-based compensation liability – current portion	39	13
Other	61	49
	$356	$254
(c)Statements of cash flows—operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2021	2020	2021	2020
Net change in non-cash operating working capital
Accounts receivable	$(30)	$(31)	$(73)	$(32)
Due to and from affiliated companies, net	14	9	22	14
Prepaid expenses	1	2	(16)	3
Other long-term assets	(4)	(3)	5	(4)
Accounts payable and accrued liabilities	55	19	73	51
Income and other taxes receivable and payable, net	3	1	(5)	—
Advance billings and customer deposits	(1)	(1)	(5)	(2)
Provisions	(8)	(9)	(18)	(19)
Other long-term liabilities	5	—	(1)	—
	$35	$(13)	$(18)	$11
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	(24)	(13)	(41)	(24)
Intangible assets	(1)	(3)	(2)	(5)
	(25)	(16)	(43)	(29)
Change in accrued payables related to the purchase of capital assets	1	(1)	5	11
	$(24)	$(17)	$(38)	$(18)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2021 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,038	—	$(55)	—	—	$983
Lease liabilities	203	—	(17)	(1)	18	203
Deferred debt transaction costs	(10)	—	—	—		(10)
	$1,231	—	$(72)	(1)	18	$1,176

		Statements of cash flows		Non-cash changes
Three-month period ended June 30, 2020 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,044	$—	$(56)	$—	$—	$988
Lease liabilities	215	—	(14)	5	20	226
Deferred debt transaction costs	(8)	—	—	—	—	(8)
Other	—	—	—	—	—	—
	$1,251	$—	$(70)	$5	$20	$1,206

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2021 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,568	—	$(585)	—	—	$983
Lease liabilities	209		(34)	(3)	31	203
Deferred debt transaction costs	(11)	—	—	—	1	(10)
	$1,766	—	$(619)	(3)	32	$1,176

		Statements of cash flows		Non-cash changes
Six-month period ended June 30, 2020 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$336	$1,145	$(493)	$—	$—	$988
Lease liabilities	189	—	(28)	3	62	226
Deferred debt transaction costs	(4)	—	—	—	(4)	(8)
Other	—	—	(139)	—	139	—
	$521	$1,145	$(660)	$3	$197	$1,206